APPENDIX E

Mount Lucas Management, LP Code of Ethics

Purpose

The Company has adopted this Code of Ethics pursuant to the requirements of Rule 204A-1 under the Investment Advisers Act of 1940, as amended, and Rule 17j-1 under the Investment Company Act of 1940 (collectively, the “Rules”). Pursuant to these Rules, the Securities and Exchange Commission (“SEC”) requires investment advisers to adopt a code of ethics. The Rules require an investment adviser’s code of ethics to set forth standards of conduct and supervised persons to comply with applicable federal securities laws. A code of ethics must address personal trading, including the reporting of personal securities holdings and transactions and the pre-approval of certain investments. This document contains the Code of Ethics for Mount Lucas Management, LP (“Code of Ethics” or “Code”).

This Code of Ethics is also made in conformance with National Futures Association (“NFA”) Compliance Rule 2-9(a), which requires that NFA members diligently supervise their agents.

The purpose of this Code of Ethics is to establish standards that promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	Full, fair, accurate, timely, and understandable disclosure in the filings with or submissions to regulatory authorities, including the SEC, the Commodity Futures Trading Commission (“CFTC”) and the National Futures Association (“NFA”) by Mount Lucas Management, LP (the “Firm”);
•	Compliance with all applicable governmental laws, rules, and regulations;
•	Prompt internal reporting of violations of the Firm’s Code of Ethics; and

•         Accountability for adherence to this Code. Applicability

This Code applies to the Firm's to the following persons (collectively, the “Covered Persons”):

•	principal executive officer
•	principal financial officer
•	principal accounting officer
•	persons performing similar functions
•	all officers and employees who have access to non-public information about clients, information about the holdings of the Firm or any of its affiliates, who have access to non-public information about the purchase and sale of securities by clients or who are involved in making securities recommendations to clients.
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The Firm expects the Covered Persons to know and follow the policies outlined in the Compliance Manual of the Firm and this Code. Any Covered Person who violates the letter or spirit of these policies is subject to disciplinary action, up to and including termination.

Honest and Ethical Conduct

Every Covered Person has the responsibility to be honest and ethical. All of a Covered Person’s responsibilities should be performed with the highest sense of integrity. Integrity accommodates the inadvertent error and the honest difference of opinion, but it cannot accommodate deceit or subordination of principle.

Honesty and integrity require that each Covered Person ethically handle actual or apparent conflicts of interest between personal and professional relationships. A conflict of interest is a conflict between the private interests and professional responsibilities of a person in trust. It arises in any situation in which a Covered Person’s personal interest is inconsistent with, or contrary to, the legitimate interests of the Firm, a client of the Firm or an investment pool operated by the Firm. A conflict of interest situation can arise when a Covered Person takes action or has interests (financial or otherwise) that may make it difficult to fulfill duties owed to or disadvantages the Firm, a client or any investment pool operated by the Firm. Conflicts of interest also may arise when a Covered Person or a member of a Covered Person’s family receives improper personal benefits as a result of the Covered Person’s affiliation with the Firm, regardless of whether such benefits are received from the Firm or a third party. Covered Persons must avoid any situation in which their independent business judgment might appear to be compromised.

Full, Fair, Accurate, Timely, and Understandable Disclosure

Each Covered Person must: (1) take all reasonable steps to ensure that any and all reports and other public communications represent full, fair, accurate, timely and understandable disclosure regarding the financial and business condition of the Pool; (2) promptly bring to the attention of the board of directors of the Firm any material information of which a Covered Person may become aware that affects the disclosures made by the Firm in the public filings made on behalf of the Pool or otherwise would assist the board of directors in fulfilling its responsibilities to the Pool; and (3) promptly bring to the attention of the Chief Compliance Officer and the board of directors of the Firm any information he or she may have concerning: (i) significant deficiencies in the design or operation of internal controls that could adversely affect the Firm’s ability to record, process, summarize and report financial data, including on behalf of the Pool; or (ii) any fraud, whether or not material, involving management or employees who have a role in the Firm’s financial reporting, disclosures or internal controls.

Holdings and Transaction Reports

Each Covered Person must submit to the Chief Compliance Officer or the Chief Compliance Officer’s designee a report of that person’s securities holdings which includes: a) the title and type of security and, as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which such person has any direct or indirect beneficial ownership; b) the name of any broker, dealer or bank where the person

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maintains an account in which the securities are held for the person’s direct or indirect benefit; and c) the date the report is submitted.

Each Covered Person must submit the holdings report ten days after they attain such status, and the report must be current as of a date no more than 45 days prior to the date they attain such status. At least once each 12-month period thereafter, the information must be current as of a date no more than 45 days prior to the date the report was submitted.

Each Covered Person must submit to the Chief Compliance Officer the following information about each transaction involving a reportable security in which the person had, or as a result of the transaction acquired, any direct or indirect beneficial interest, at the date of the transaction, the title and, as applicable: a) the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares and principal amount of each security involved; b) the nature of the transaction (i.e., purchase or sale); c) the price of the security at which the transaction was effected; d) the name of the broker, dealer or bank with or through which the transaction was effected; and e) the date of submission of the report.

The report shall be submitted no later than 30 days following the end of a calendar quarter and shall report on all transactions during the quarter.

Covered Persons need not submit: a) any report with respect to securities held in accounts over which the person has no direct or indirect influence or control; b) reports of transactions pursuant to an automatic investment plan; c) any report that would duplicate information contained in broker trade confirmations or account statements so long as the confirmations or statements are received no later than 30 days after the end of the applicable quarter.

Pre-Approval of Certain Investments

Covered Persons must obtain approval from the Firm before they directly or indirectly acquire ownership in any security in an initial public offering or in a limited offering.

Ethics Training

Employees shall be required to undergo ethics training as necessary in the discretion of the Chief Compliance Officer. There is also mandatory periodic ethics training required of all Associated Persons pursuant NFA Compliance Rule 2-9. Such training and policies are described in the Section XIII of the Firm’s Compliance Manual.

Compliance with All Applicable Governmental Laws, Rules, and Regulations

Each Covered Person must comply with all applicable governmental laws, rules, and regulations, including the Federal laws governing securities and commodities. This requirement applies to all federal, foreign, state and local laws.

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Prompt Report of Violations of the Code

If a Covered Person becomes aware of a violation of the Code or is unsure whether a situation violates the Code or any applicable law, rule, regulation, or Company policy, the Covered Person should discuss the situation promptly with the Chief Compliance Officer. Failure to do so is itself a violation of the Code. The Firm will not allow retaliation for reports made in good faith.

If any Covered Person has a question about the meaning of the Code, that person should bring the matter to the attention of the Chief Compliance Officer.

Waivers of or Amendments to the Code

Any waivers of or amendments to this Code must be granted by the Firm’s board of directors. If a Covered Person would like to request a waiver or amendment to this Code, that person should contact the Chief Compliance Officer.

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